SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated September 17, 2007
(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35
4056 Basel
Switzerland
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒      Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐      No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐      No:  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐      No:  ☒

Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

- Investor Relations Release -

Novartis completes agreement with Bayer Schering related to Betaseron® rights and manufacturing

Basel, September 14, 2007 — Novartis has completed an agreement with Bayer Schering Pharma AG (Bayer Schering) related to various rights for the multiple sclerosis treatment Betaseron®(1) (interferon beta-1b) and has received a one-time payment of approximately USD 200 million.

As part of the transaction, which was announced in March 2007, Novartis has transferred manufacturing responsibility to Bayer Schering for interferon beta-1b and received the one-time payment for the transfer of production equipment, inventory and the leasing of buildings at a site in Emeryville, California.

Novartis will continue to receive royalties until October 2008 from Bayer Schering for its global sales of Betaseron, which is an injectable treatment of relapsing forms of multiple sclerosis – a disease estimated to affect more than 2.5 million patients worldwide and one of the leading causes of neurological disability in young adults.

Novartis will be supported by Bayer Schering in the regulatory filing process of a Novartis-branded version of Betaseron, and this product is expected to be introduced in 2009. The launch of this brand is expected to give Novartis an increasing presence in treating patients with relapsing forms of multiple sclerosis ahead of its anticipated submission of a once-daily oral therapy FTY720 (fingolimod), which is currently in Phase III trials. Novartis expects to submit FTY720 for US and EU approvals in 2009.

Betaseron is currently marketed by Bayer Schering, which was created after Bayer acquired Schering in 2006. In 1993, Schering signed an agreement with Chiron Corporation (Chiron) covering the regulatory filing, development and supply of Betaseron. Novartis acquired Chiron in 2006. Novartis assumed the rights to this product through the purchase of Chiron.

Disclaimer

The foregoing release contains forward-looking statements that can be identified by terminology such as “will,” “expected,” “anticipated” or similar expressions, or by express or implied discussions regarding the potential impact of this agreement on Novartis AG’s net sales, operating income, net income and business generally or regarding potential future sales or royalties received from, or in connection with, Betaseron or the Novartis-branded version of Betaseron. Such forward-looking statements reflect the current views, plans, expectations and intentions of Novartis regarding future events, and involve certain known and unknown risks, uncertainties and other factors that may cause actual results with Betaseron or the Novartis-branded version of Betaseron to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that the Novartis-branded version of Betaseron will be approved for any indications or labelling in any market. Nor can there be any guarantee that Betaseron or the Novartis-branded version of Betaseron will achieve any particular sales levels. In particular, management’s expectations regarding Betaseron, or the Novartis-branded version of Betaseron, could be affected by, among other things, unexpected regulatory actions or delays or government regulation generally; unexpected clinical trial results, including additional analysis of existing clinical data and new clinical data; competition in general; increased government, industry, and general public pricing pressures; the company’s ability to obtain or maintain patent or other proprietary intellectual property protection; unexpected actions or conduct by, or unexpected events relating to, Bayer Schering Pharma AG, and other risks and factors referred to in Novartis AG’s Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

About Novartis

Novartis AG (NYSE: NVS) is a world leader in offering medicines to protect health, cure disease and improve well-being. Our goal is to discover, develop and successfully market innovative products to treat patients, ease suffering and enhance the quality of life. We are strengthening our medicine-based portfolio, which is focused on strategic growth platforms in innovation-driven pharmaceuticals, high-quality and low-cost generics, human vaccines and leading self-medication OTC brands. Novartis is the only company with leadership positions in these areas. In 2006, the Group’s businesses achieved net sales of USD 37.0 billion and net income of USD 7.2 billion. Approximately USD 5.4 billion was invested in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ more than 100,000 associates and operate in over 140 countries around the world. For more information, please visit http://www.novartis.com.

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References

(1)             Marketed as Betaferon® in Europe

Novartis Media Relations

John Gilardi

Novartis Global Media Relations
+41 61 324 3018 (direct)
+41 79 596 1408 (mobile)
john.gilardi@novartis.com

e-mail: media.relations@novartis.com

Novartis Investor Relations

International	North America
Ruth Metzler-Arnold	Ronen Tamir	+1 212 830 2433
Katharina Ambuehl	Jill Pozarek	+1 212 830 2445
Nafida Bendali	Edwin Valeriano	+1 212 830 2456
Pierre-Michel Bringer
Jason Hannon
Thomas Hungerbuehler
Richard Jarvis

Central phone no: +41 61 324 7944
e-mail: investor.relations@novartis.com	e-mail: investor.relations@novartis.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: September 17, 2007	By:	/s/	Malcolm B. Cheetham

	Name:		Malcolm B. Cheetham
	Title:		Head Group Financial
Reporting and Accounting